FILE NO. 69-197

                                  FORM U-3A-2/A

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D. C.


Amended Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

                        GREEN MOUNTAIN POWER CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This annual statement is being filed in connection with the ownership by Green Mountain Power Corporation (the "Company", or "GMP") or its wholly-owned subsidiary, Green Mountain Power
Investment Company ("GMPIC"), of (1) 33.6 percent of the outstanding common stock of Vermont Yankee Nuclear Power Corporation ("Vermont Yankee" or "VY") (see File No. 70-4435) and (2) 29.5 percent of the outstanding common stock (Class B), 28.4 percent of the outstanding common stock (Class C) and 30.0 percent of the outstanding preferred stock (Class C) of Vermont Electric Power Company, Inc. ("VELCO") (see Application under Section 10 of the Public Utility Holding Company Act of 1935 by the Company on Form U-1, File No. 70-4840, Administrative Proceeding No. 3-2330, and Order of the Securities and Exchange Commission, dated March 11, 1970, in connection therewith, and Holding Company Act Release No. 16632).
      At December 31, 2003, the Company owned 100 percent of the outstanding common stock of Northern Water Resources, Inc., formerly Mountain Energy, Inc. ("NWR"), Green Mountain Propane Gas, Limited ("GMPG"), GMP Real Estate Corporation ("GMPRE"), GMPIC, and Green Mountain Resources, Inc. ("GMRI"). None of these companies are, at the present time, a "public utility company" as defined in the Act.
     In support of the Company's claim for exemption, the following information is submitted.
1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                        GREEN MOUNTAIN POWER CORPORATION

     The Company was incorporated under the laws of the State of Vermont on April 7, 1893, and has its principal executive office at 163 Acorn Lane, Colchester, Vermont.
     The principal business of the Company is to supply electrical energy in the State of Vermont in a territory with approximately twenty-five percent of the State's population. The Company serves approximately 89,000 customers. The principal territory furnished with electricity comprises an area of roughly twenty-five miles in width extending ninety miles across north central Vermont between Lake Champlain on the west and the Connecticut River on the east. Included in this territory are the cities of Montpelier, Barre, South Burlington, Vergennes, Williston, Shelburne and Winooski and the Village of Essex Junction, and a number of smaller towns and communities, including several communities surrounding the city of Burlington that have experienced substantial population growth. The Company also distributes electricity in four noncontiguous areas located in southern and southeastern Vermont that are interconnected with the Company's principal service area through the transmission lines of VELCO and others. Included in these areas are the communities of Vernon (where the Entergy Nuclear Vermont Yankee, LLC plant is located), Bellows Falls, White River Junction, Wilder, Wilmington and Dover.
     The Company supplies at wholesale a portion of the power requirements of several municipalities and cooperatives in the State of Vermont. The Company interchanges economy and emergency power and energy with the Independent System Operator of New England ("ISO-NE"), a function formerly performed by the New England Power Pool ("NEPOOL").
     The Company is the sole stockholder of NWR (formerly Mountain Energy, Inc.), GMPG, GMPRE, and GMPIC, all incorporated under the laws of the State of Vermont, and of GMRI, incorporated under the laws of the State of Delaware.
     The primary business of NWR was to invest in non-utility energy generation and efficiency projects. NWR's principal office is at 163 Acorn Lane, Colchester, Vermont. The Company has sold nearly all of NWR's generation and efficiency assets, offices and equipment, and its former corporate trade-name (Mountain Energy, Inc.) to KMS Mountain Energy, Inc.
     The business of GMPG is to close out the affairs of Green Mountain Propane Gas Company, its predecessor, an operating retail propane gas seller, the assets of which were sold on March 16, 1998. That process has been completed and GMPG is expected to be dissolved in 2004.
     The business of GMPRE has consisted of the construction, operation and lease to the Company of certain assets, principally, the former headquarters building for the Company in South Burlington, Vermont, as well as two service centers in Bellows Falls and Wilmington, Vermont. The leases on these properties were purchased, and the former headquarters building sold during 1999. GMPRE's principal office is at 163 Acorn Lane, Colchester, Vermont.
     The primary business of GMPIC is to hold the GMP investment interest in Vermont Yankee. GMP transferred its ownership of VY to GMPIC on October 1, 2003.
     GMRI was formed in April 1996 to explore opportunities in competitive retail energy markets. In 1996, GMRI, together with subsidiaries of Hydro-Quebec, Consolidated Natural Gas Corporation and Noverco, Inc., participated in the retail sales of energy in pilot programs in New Hampshire and Massachusetts through Green Mountain Energy Partners L.L.C. ("GMEP"), a Delaware limited liability company formed in April 1996. GMRI and GMEP do not actively engage in any business presently, and both companies are expected to be dissolved in 2004. GMRI's and GMEP's offices are located at 163 Acorn Lane, Colchester, Vermont.



     NWR and GMPRE are not public utilities and are not qualified to do business in any state other than the State of Vermont. NWR owns a subsidiary that owns an inactive company that specialized in wastewater treatment technology, and directly owns approximately 13.6 percent of a second company specializing in wastewater treatment technology. NWR also retains ownership of partnership interests in one wind powered generation facility in California, and a note from a hydro-powered generation facility in New Hampshire.
     GMPG and GMPIC are not public utilities and are qualified to do business in the State of Vermont. Neither GMRI nor GMEP are public utilities, and both are qualified to do business in the States of Vermont, New Hampshire and Massachusetts.



                    VERMONT YANKEE NUCLEAR POWER CORPORATION

     Vermont Yankee was incorporated in Vermont on August 4, 1966, and has its principal office at Ferry Road, RD #5, Brattleboro, Vermont.
     On July 31, 2002, Vermont Yankee announced that the sale of its nuclear power plant to Entergy Nuclear Vermont Yankee ("Entergy") had been completed.
In addition to the sale of the generating plant, the transaction calls for Entergy through its power contract with VY, to provide 20 percent of the plant output to the Company at average annual prices ranging from $39 to $45 per megawatt hour through 2012, subject to a "low market adjuster" effective November, 2005, that protects the Company and other sponsors in the event that market prices for power drop significantly. This power contract supplies approximately 35 percent of the Company's present energy requirements.
     Since the sale of the nuclear plant, the business of Vermont Yankee is the management of its power supply contract with Entergy, and the sale of electricity at the plant to those New England utilities, including the Company, who are current or former sponsoring stockholders. GMPIC owns approximately
33.6  percent  of  the  common  stock  of  VY.
     As a result of the sale, Vermont Yankee is no longer a public utility company.


                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO was incorporated under the laws of the State of Vermont on December 28, 1956, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VELCO provides transmission services for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the electric distribution utilities.
     VELCO has agreements for single-unit power purchases that it resells at its cost to various electric distribution utilities in the State of Vermont.
     VELCO was a participant with all of the major electric utilities in New England in NEPOOL, acting for itself and as agent for twenty-two other electric utilities in Vermont, including the Company. The Company participates in NEPOOL, a regional bulk power transmission organization established to assure reliable and economical power supply in the Northeast United States. The ISO-NE was created to manage the operations of NEPOOL, effective May 1, 1999. ISO-NE operates a market for all New England states for purchasers and sellers of electricity in the deregulated wholesale energy markets. Sellers place bids for the sale of their generation or purchased power resources and if demand is high enough the output from those resources is sold.
              VERMONT ELECTRIC TRANSMISSION COMPANY, INC.("VETCO")

     VETCO, a wholly-owned subsidiary of VELCO, was incorporated under the laws of the State of Vermont on May 13, 1982, and has its principal office at Pinnacle Ridge Road, Rutland, Vermont.
     VETCO has entered into a Phase I Vermont Transmission Line Support Agreement dated as of December 1, 1981 with the New England utilities listed in Attachment A thereto and associated agreements relating to the Vermont portion of a transmission line interconnecting the electric systems in New England with the electric system of Hydro-Qu bec. Phase I of the interconnection consists of a +-450 kV HVDC transmission line from the Des Cantons Substation on the Hydro-Qu bec system near Sherbrooke, Canada, to a converter terminal having a capacity of 690 MW at the Comerford Generating Station in New Hampshire on the Connecticut River. The transmission line and terminal were declared to be in commercial operation on October 1, 1986. Hydro-Qu bec built and operates the Canadian portion of Phase I. VETCO constructed and operates the portion of Phase I from the Canadian border through Vermont to the New Hampshire border. The terminal facility is owned by a subsidiary of the New England Electric System ("NEES"). Phase II of the interconnection expanded the Phase I capability to 2,000 MW through the extension of the +-450 kV HVDC transmission line from the Comerford terminal in New Hampshire to a terminal facility located at the Sandy Pond Substation in Massachusetts. Agreements relative to this second phase have been executed by Hydro-Qu bec, NEPOOL and various New England utilities, including the Company.


                         NORTHERN WATER RESOURCES, INC.

     Northern Water Resources, Inc. was incorporated under the laws of the State of Vermont on December 11, 1989, and has its principal office at 163 Acorn Lane, Colchester, Vermont.
         In 1993, NWR indirectly acquired a 25.7 percent limited partnership interest in a 50 MW wind powered generating facility that is operating northeast of San Francisco; in 1998 the limited partnership interest increased to 26 percent. These generating facilities are qualifying facilities, as defined by the Public Utility Regulatory Policies Act.

      During 2000, NWR sold its interests in almost all of its qualified generating facilities, retaining the wastewater treatment assets, the note from a hydropower facility, and its partnership interest in wind powered generation facilities. In January 2001, the company was renamed Northern Water Resources, Inc. (formerly known as Mountain Energy Inc.), and moved its principal office to 163 Acorn Lane, Colchester, Vermont.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, is detailed below.

                        GREEN MOUNTAIN POWER CORPORATION

     The Company's properties are operated as a single system serving five areas in Vermont which are interconnected by transmission lines of VELCO. The Company owns and operates eight hydroelectric generating stations with an estimated claimed capability of 35.6 MW, two gas turbine generating stations with an aggregate claimed capability of 61.2 MW, two diesel generating stations with an aggregate claimed capability of 8.4 MW and a wind powered generating facility with an aggregate claimed capability of 5.9 MW.
     The Company had, at December 31, 2003, approximately 2 miles of 115 kV transmission lines, 10 miles of 69 kV transmission lines, 5 miles of 44 kV transmission lines, 244 miles of 34.5 kV transmission lines, and 2 miles of 13.8 kV transmission lines. The Company's distribution system included approximately 2,573 miles of overhead lines of 2.4 to 34.5 kV and 420 miles of underground cable of 2.4 to 34.5 kV. At such date, the Company owned approximately 115,000 kV of substation transformer capacity in transmission substations and 590,000 kV of substation transformer capacity in distribution substations and approximately 905,000 kV of transformers for step-down from distribution to customer use. All of the foregoing properties of the Company are located in the State of Vermont.

     The Company's system is interconnected at locations within the State of Vermont with the lines of out-of-state utilities in New Hampshire and Massachusetts at thirteen points along the eastern and southern borders of the State. The transmission lines of the Company are interconnected at four points in northeastern Vermont with the transmission lines of utilities in the State of New Hampshire.
     The Company is a participant, with other New England utilities, in three major electric generating stations pursuant to joint ownership agreements. Under each such agreement, the lead participant has undertaken to construct and operate the plant for all participants. The Company is not the lead participant in these plants. The plants and locations and the amount of the Company's participation, are as follows:
     A. Wyman #4, Yarmouth, Maine -- 1.1 percent (6.8 MW of a total 620 MW) -- lead participant is Central Maine Power Company;
B.  Stony Brook #1, Ludlow, Massachusetts -- 8.8 percent (31.0 MW of a total 352
MW)  --  lead participant is Massachusetts Municipal Wholesale Electric Company;
and
C. Joseph C. McNeil Generating Station, Burlington, Vermont -- 11 percent (5.8 MW of a total 53 MW) -- lead participant is Burlington Electric Department.
     The Company has acquired title to its percentage interests in the Wyman, Stony Brook and McNeil projects. Wyman became operational in 1979; Stony Brook in December 1981; and McNeil in June 1984.





                      VERMONT ELECTRIC POWER COMPANY, INC.

     VELCO has no generating facilities, but has approximately 483 pole miles of transmission lines and twenty-nine associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont state line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont state line near Whitehall, New York and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont state line at Wilder, Vermont, and at Monroe, New Hampshire, near Claremont, New Hampshire, and at the Massachusetts-Vermont state line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont state line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Qu bec at the Quebec-Vermont border near Highgate, Vermont through an AC/DC/AC converter and
7.6 miles of transmission line jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont, except for approximately 4.3 miles of transmission lines in New Hampshire.

                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO does not own any generating or distribution facilities. It is not contemplated that VETCO will acquire any generating facilities. VETCO owns and operates the 52-mile Vermont portion of the transmission interconnection with Hydro-Quebec.





     3. Information for the last calendar year with respect to claimant and each of its subsidiary public utility companies is as follows:

A. Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.
Retail  sales  for  Green  Mountain  Power  are  within  the  state  of  Vermont exclusively.
                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2003
Total  Electric  Revenues:  $277,618,165
                              Electric:  4,221,379,000  kWh
                              Gas:       None




                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2003
Total  Electric  Revenues:  $23,626,966
                              Electric:   12,350,380  kWh
                              Gas:        None

B. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized (State of Vermont).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2003

                              Electric:   None
                              Gas:        None





                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2003

                              Electric:   None
                              Gas:        None

C. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line (STATE OF VERMONT.)

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2003
                Wholesale  Sales  Revenue:  $78,901,243
                 Electric:  2,287,039,000  kWh*
                               Gas:        None
*Reflects 1,907,013,400 kWh sales to Morgan Stanley under a Power Supply Agreement dated February 1999.





                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2003
                               Electric:   None
                               Gas:        None


D. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line (STATE OF VERMONT).

                        GREEN MOUNTAIN POWER CORPORATION
                                    Year 2003
Power  Supply  Purchases:  $151,022,923
                               Electric:   3,242,980,000  kWh*
                               Gas:        None
*Includes 1,975,463,000 kWh purchased from Morgan Stanley under a Power Supply Agreement dated February 1999.




                      VERMONT ELECTRIC POWER COMPANY, INC.
                                    Year 2003

                               Electric:   None
                               Gas:        None




                   VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

     VETCO owns and operates a 52-mile transmission line as part of the Phase I project. VETCO has not bought or sold electric energy during 2003.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              NONE

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              NONE

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              NONE


D. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              NONE

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


              NONE

EXHIBIT  A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto.


EXHIBIT  B

     Financial  Data  Schedule

     1.   Total  Assets                   $330,951,000

     2.   Total  Operating  Revenues       $280,470,000

     3.   Net  Income                      $10,407,000

EXHIBIT  C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      NOT  APPLICABLE

                                                                 File No. 69-197


                                 SIGNATURE PAGE
                                 --------------
      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of September 2004.

                               GREEN  MOUNTAIN  POWER  CORPORATION
                               -----------------------------------
                                       (name  of  claimant)




(Corporate  Seal)

                               By:  /s/Robert  J.  Griffin
                                  ------------------------
                               Robert  J.  Griffin
                               Chief  Financial  Officer,  Vice  President  and
Treasurer


Attest:

/s/Penny  J.  Collins
---------------------
Penny  J.  Collins
Assistant  Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:





Robert  J.  Griffin
Chief  Financial  Officer,  Vice  President  and  Treasurer

Green  Mountain  Power  Corporation
163  Acorn  Lane
Colchester,  VT  05446




CONSOLIDATING  BALANCE  SHEET  FORM  U-3A-2  EXHIBIT  A-1
                   December 31, 2003                          CONSOLIDATED                   GREEN     GREEN     CONSOLIDATED
                                             GREEN   GREEN     NORTHERN          GREEN     MOUNTAIN     MOUNTAIN     GREEN
                                          MOUNTAIN   MOUNTAIN   WATER     GMP    MOUNTAIN    POWER     POWER           MOUNTAIN
                                           POWER   PROPANE   RESOURCES     REAL  RESOURCES INVESTMENT   CONSOLIDATING     POWER
                                       CORPORATION    GAS CO.     INC.    ESTATE   INC.   COMPANY    ELIMINATIONS   CORPORATION
                                       ------------  ---------  --------  -------  -----  --------  --------------  ------------
(In thousands)
UTILITY PLANT,NET . . . . . . . . . .  $    228,861  $      -   $     -   $     -  $   -  $      -  $           -   $    228,861
OTHER INVESTMENTS . . . . . . . . . .        12,658         -         -         -      -     1,606           (557)        13,707
DEFERRED CHARGES. . . . . . . . . . .        78,041         -         -         -      -         -        (26,450)        55,589
CURRENT ASSETS. . . . . . . . . . . .        31,867         -        21         -      -       209           (409)        31,688
OTHER CURRENT ASSETS. . . . . . . . .             -         3         -         4      6         -            203            216
PROPERTY AND EQUIPMENT. . . . . . . .             -         -     1,468       248      -         -         (1,468)           248
OTHER ASSETS. . . . . . . . . . . . .           639         -         -         0      3         -              0            643
                                       $    352,066  $      3   $ 1,488   $   253  $  10  $  1,815  $     (28,682)  $    330,951
                                       ============  =========  ========  =======  =====  ========  ==============  ============

COMMON STOCK EQUITY . . . . . . . . .  $     99,916  $     (3)  $(1,183)  $    15  $  10  $  1,718  $        (557)  $     99,916
REDEEMABLE PREFERRED STOCK. . . . . .             -         -         -         -      -         -              -              0
LONG TERM DEBT LESS CURRENT MATURITY.        93,000         -         -         -      -         -              -         93,000
CAPITAL LEASE OBLIGATION. . . . . . .         4,963         -         -         -      -         -              -          4,963
CURRENT LIABILITIES . . . . . . . . .        14,587         5     2,671        55      -        97          5,298         22,715
DEFERRED CREDITS. . . . . . . . . . .       139,600         -         -         -      -         -        (29,243)       110,357
OTHER LIABILITIES . . . . . . . . . .             -         -         0       182      -         -           (182)             0
                                       $    352,066  $      3   $ 1,488   $   253  $  10  $  1,815  $     (24,684)  $    330,951
                                       ============  =========  ========  =======  =====  ========  ==============  ============

                                                                                                GREEN     GREEN     CONSOLIDATED
      CONSOLIDATING STATEMENT OF INCOME:     GREEN     GREEN     NORTHERN          GREEN     MOUNTAIN     MOUNTAIN     GREEN
                                          MOUNTAIN     MOUNTAIN     WATER   GMP     MOUNTAIN  POWER     POWER          MOUNTAIN
                                           POWER     PROPANE     RESOURCES  REAL  RESOURCES INVESTMENT CONSOLIDATING     POWER
                                        CORPORATION    GAS CO.    INC.    ESTATE    INC.    COMPANY    ELIMINATIONS   CORPORATION
                                        ------------  ---------  ------  --------  ------  ---------  --------------  ------------
(in thousands)
OPERATING REVENUES . . . . . . . . . .  $    280,470  $      -   $   -   $    14   $   -   $     97   $         (14)  $    280,470
OPERATING EXPENSES . . . . . . . . . .       265,164        (3)    (79)       18       2         98              62        265,164
                                        ------------  ---------  ------  --------  ------  ---------  --------------  ------------
  OPERATING INCOME . . . . . . . . . .        15,306         3      79        (4)     (2)        (1)            (76)        15,306

OTHER INCOME . . . . . . . . . . . . .         2,079         -       -         -       -          -               -          2,079
INTEREST CHARGES . . . . . . . . . . .         7,057         -       -         -       -          -               -          7,057
                                        ------------  ---------  ------  --------  ------  ---------  --------------  ------------
INCOME (LOSS) BEFORE PREFERRED
DIVIDENDS AND DISCONTINUED OPERATIONS.        10,328         3      79        (4)     (2)        (1)            (76)        10,328
DIVIDENDS ON PREFERRED STOCK . . . . .             3         -       -         -       -          -               -              3
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS . . . . . . . . . . . . .            79         -       -         -       -          -               -             79
                                                                                                      --------------
NET LOSS APPLICABLE TO COMMON STOCK. .  $     10,404  $      3   $  79   $    (4)  $  (2)  $     (1)  $         (76)  $     10,404
                                        ============  =========  ======  ========  ======  =========  ==============  ============


Green Mountain Energy Partners LP, a wholly owned subsidiary of Green Mountain Resources, Inc. had no assets, liabilities or income.




CONSOLIDATING  BALANCE  SHEET  FORM  U-3A-2  EXHIBIT  A-2
              December 31, 2003                                                           CONSOLIDATED
                        NORTHERN    MEC  MOUNTAIN     ME    MAIR MICRONAIR MICRONAIR ELIMINATIONS  NORTHERN
                          WATER     WIND    ENERGY   WPP 87 INC.  INC       LLC                   WATER
                        RESOURCES     INC  CALIFORNIA LP                                   RESOURCES
                             INC.            INC.                                               INC.
                           --------        --------                                           --------
(In thousands)
CURRENT ASSETS. . . . . .  $    10   $ -   $     1   $ -  $1,800  $10   $      -   $ (1,800)  $    21
OTHER CURRENT ASSETS. . .      307     -         -     -       -    -          -                  307
PROPERTY AND EQUIPMENT. .        -     -         -     -       -    -          -                    -
OTHER ASSETS. . . . . . .    1,171     -       144     0   2,527    -        500     (3,182)    1,160
                           $ 1,488   $ -   $   145   $ 0  $4,327  $10   $    500              $ 1,488
                           ========  ====  ========   ==  ======  ====  =========             ========

COMMON STOCK EQUITY . . .  $(1,183)  $(3)  $(1,160)  $ -  $3,827  $(4)  $(11,991)  $  9,331   $(1,183)
CAPITAL LEASE OBLIGATION.        -     -         -     -       -    -          -                    -
CURRENT LIABILITIES . . .    2,171     1      (866)    -       -   14          -     (1,320)        -
OTHER LIABILITIES . . . .      500     2     2,171     0     500    -     12,491    (12,993)    2,671
                           $ 1,488   $ 0   $   145   $ -  $4,327  $10   $    500              $ 1,488
                           ========  ====  ========   ==  ======  ====  =========             ========



                                                                         CONSOLIDATED
CONSOLIDATING STATEMENT OF INCOME   NORTHERN                               NORTHERN
        December 31, 2003              WATER                                  WATER
                                    RESOURCES MICRONAIR MICRONAIR         RESOURCES
                                         INC.    INC    LLC       ELIMINATIONS  INC.
                                        ------  -----  ------  --------------  ------
(in thousands)
OPERATING REVENUES . . . . . . . . . .  $   -   $  -   $   -   $           -   $   -
OPERATING EXPENSES . . . . . . . . . .    (79)     4     151            (155)    (79)
                                        ------  -----  ------  --------------  ------
  OPERATING INCOME . . . . . . . . . .     79      -       -               -     (79)

OTHER INCOME . . . . . . . . . . . . .      -      -       -               -       -
INTEREST CHARGES . . . . . . . . . . .      -      -       -               -       -
                                        ------  -----  ------  --------------  ------
INCOME (LOSS) BEFORE PREFERRED
DIVIDENDS AND DISCONTINUED OPERATIONS.     79     (4)   (151)            155      79
DIVIDENDS ON PREFERRED STOCK . . . . .      -      -       -               -       -
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS . . . . . . . . . . . . .      -      -       -               -       -
                                                       ------  --------------
NET LOSS APPLICABLE TO COMMON STOCK. .  $  79   $ (4)  $(151)  $         155   $  79
                                        ======  =====  ======  ==============  ======


Subsidiaries  without  any  income  or  expense  not  shown.




2003  SEC  Form  U3-A-2  Exhibit  C
Organizational  table
Green  Mountain  Power  Corporation,  owner  of
     30%  Vermont  Electric  Power  Company,  Inc.  owner  of
          100%  of  Vermont  Electric  Transmission  Company  Inc.
     100%  Green  Mountain  Power  Investment  Company,  owner  of
          33.6%  Vermont  Yankee  Nuclear  Power  Corporation
     100%  Green  Mountain  Power  Real  Estate,  Inc.
     100%  Green  Mountain  Propane  Gas  Company  Ltd.
     100%  Green  Mountain  Resources  Inc.,  owner  of
          100%  Green  Mountain  Energy  Partners  LP
     100%  Northern  Water  Resources,  Inc.,  owner  of
          100%  MEC  Wind,  Inc.,  owner  of
               1%  of  ME  WPP  87  LP,  owner  of
                    26% of WPP 87 LP wind farm qualifying facility 100% Mountain Energy California, Inc. owner of
               99%  of  ME  WPP  87  LP,  owner  of
                    26% of WPP 87 LP wind farm qualifying facility 100% Mair, Inc., owner of
               100%  Micronair,  Inc,  owner  of  15%  Micronair  LLC
               85%  Micronair  LLC